Sharon D. Mitchell, Esq.

1357 N Bywood   Clawson, Michigan 48017      (248) 515-6035        sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (760) 369-3350

5 March 2008

Ms. Amanda McManus, Branch Chief
Ms. H. Yuna Peng
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed December 14, 2007
File No. 333-148094

Dear Ms. McManus & Ms. Peng:

In response to your letter dated January 11, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to thank you for your expeditious response and straightforward comments regarding the above-referenced Registration Statement Form S1/A (previously filed as SB-2) for DRS Inc. Please note that all references to our SB-2 in this correspondence are relative to our previous filing of an SB-2 for DRS Inc.  With the recently adopted changes to the SEC rules and regulations and the recent elimination of SB forms, our amended SB-2 will now be called Registration Statement Form S1/A.  To that end, please take into consideration our responses to previously posed questions relative to Form SB-2 and its corresponding amendment. Upon your request and advisement, we have made the following revisions to our SB-2.

General

Question 1:  Please revise the prospectus to include and discuss the 3,361,600 shares of common stock underlying warrants as set forth in the Registration Statement fee table.  In this connection, please file the form of warrant as an exhibit to your registration statement and clarify whether the warrants are currently exercisable, as it is not clear from your footnote disclosure.  If the warrants are not currently exercisable, please provide our analysis of how you are able to currently register the issuance of the underlying common stock.  If the warrants are currently exercisable, provide an analysis of why you are choosing to register the issuance, rather than the resale, of the underlying common stock.  Finally, revise the footnote (4) to the registration statement fee table to clarify where “below” the description of the warrant’s exercise period is described.

Response 1.  During the initial private offering of our common stock, the company issued 3,214,932 warrants with options to purchase stock at a reduced price to our initial investors following the effectiveness of this Registration Statement and exercisable within a certain period.  During the months of November and December 2007, an additional 146,668 warrants were issued to investors under the same restrictions as the previous warrants.  These warrants were issued as incentive to our investors (our friends, relatives and business associates) to buy larger quantities of our common shares and in return, they would be awarded with warrants purchased at a reduced price.

The warrant holders will have the opportunity to exercise their rights to purchase shares at a reduced price for a limited period.  The company would like to register the underlying shares of these warrants so that when and if our investors do exercise their option to purchase shares against their warrants, shares will be available to them to purchase, upon the effectiveness of this registration statement.  We are not reselling their shares, because the option on these warrants have not yet been exercised, nor have these warrants been registered prior to this SB-2 Registration Statement.

Question 2:  The dealer prospectus delivery obligation should be moved from Part II of the registration statement to the outside back cover page of the prospectus.  Additionally, please insert the expiration date as specified by Section 4(3) of the Securities Act.

Response 2: The dealer prospectus delivery obligation has been moved to the outside back cover page of the prospectus.

Prospectus Cover Page

Question 3; We note that this is a best efforts offering.  Please revise the prospectus cover page to clearly indicate the nature of the offering, as well as the date the offering will end, any minimum purchase requirements, and whether or not there are any arrangements to place the funds in an escrow, trust or similar account.  See Item 501(a)(9) of Regulation S-B.  Please also identify the parties that will conduct the selling efforts.

Response 3:  This is our initial public offering. We are offering, on a "best efforts" basis, 3,000,000 shares of our common stock to be issued by DRS Inc. We are also registering for our selling shareholders 1,868,268 shares of common stock. We will not receive any of the proceeds from the sale of our common stock by selling shareholders. The concurrent offering of 1,868,268 shares of our common stock by the selling shareholders is separate from our offering of up to 3,000,000 new shares. Those selling shareholders who are officers, directors or 10% or greater shareholders are deemed to be affiliates of the Company and will, during this offering, offer the shares at $1.00 per share. These affiliates are deemed to be "underwriters" under the rules and regulations of the Securities and Exchange Commission. Our common stock is not listed on any national securities exchange or the NASDAQ stock market. There is currently no public or established market for our shares. Consequently, our shareholders, including the purchasers in this offering, will not be able to sell their shares in any organized market place until this public offering is effective and may be limited to selling their shares privately. Accordingly, an investment in our Company is an illiquid investment.

There is no minimum number of the new shares that we have to sell pursuant to this offering. There will be no escrow account, trust or similar account established for the sale of the new shares to be distributed by us. We have arbitrarily set the offering price for our shares at $1.00, and the offering price does not bear any relationship to our assets, book value, net worth, earnings, results of operations or other established valuation criteria. This offering shall begin upon the effectiveness of the registration statement of which this prospectus is a part and will expire on the earlier to occur of: (i) the date when all of the shares have been sold or (ii) 12 months after the date of this prospectus becomes effective.

Question 4: Include the information required by Items 501(a)(10) – (11) of Regulation S-B on the prospectus cover page.

Response 4:  Information relevant to Item 501(a)(10) has been added.

Prospectus Summary

Question 5: The text appearing on page 5 under the heading “Prospectus Summary” appears to be out of place.  Please move this text so that it follows the table of contents.

Response 5:  The text under this heading has been moved so that it follows the table of contents.

Summary and Risk Factors

Question 6:  Please provide a useful summary of the information in the prospectus.  See Item 503 of Regulation S-B.  For example, a brief description of your business would help place the subsequent disclosure into context.  In the summary, please also disclose the amount of your net loss for the most recent audited and interim periods.  Finally, disclose the amount of your accumulated deficit.  We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Response 6:  The following summary has been inserted:  DRS Inc. is primarily in the business of scrapping excess waste drywall and picking up other construction debris from homes and other buildings under construction and recycling these commodities. We have also included a financial snapshot that will be useful to investors.

Risk Factors

Question 7: If material, discuss the anticipated impact that the current housing market slowdown and retracting credit market will have on your business.

Response 7: We do not feel that the current housing market slowdown and retracting credit market will have a material impact upon our business. The Pacific Northwest region, which includes the states of Washington and Oregon, is projected to have a relatively stable housing market versus the more general national downturn. We project a slight downturn of revenue from certain revenue streams, such as in the new single family housing market, but also project an increase in revenue from multi-unit buildings such as apartments which are a more efficient area of our business due to the economies of scale that allow us to scrap more square footage at one location.

We also feel that our overall revenues will increase as we expand into the Oregon market and start to sell our product once our gypsum-processing machine is producing our saleable product.

Question 8: Add a risk factor discussing the costs associated with being a public company and provide an estimate of those costs.

Response 8:  We have added a risk factor relative to our company going public.

Question 9: Please add a risk factor addressing the fact that selling shareholders are selling a significant amount of shares in this offering and how this may affect the company’s effort to raise 3,000,000 dollars.  This risk factor should detail specifically how your business plans will change if you raise less than the full amount of proceeds you currently anticipate.

Response 9:  We have added a risk factor pursuant to the significant amount of shares being offered.

Question 10: We note your business plan of developing new products for animal bedding, oil amendment, flea powder, or absorption agent.  Please discuss the risk that your management does not have any experience in these areas and address all risks associated with the development of each of these products.

Response 10:  We run a risk of processing the scrap gypsum only if the government agencies from which we have applied for and received licenses from change state standards or requirements.  The company has made the decision to limit our product development to processing the raw scrap gypsum we pick up into a product to be used as a soil amendment. To this end, we have leased a machine to process our product, and we have obtained all required licenses from the states of Washington and Oregon to sell our product as such.

In Washington, we will be under the scrutiny of the Departments of Agriculture, Health, Ecology, and Labor and Industries. In Oregon, we will be scrutinized by the Department of Agriculture. If we do not meet any state standards or requirements, there would be a risk that a state could discontinue our processing operation. In the event that this would ever happen, it would have a significant impact on our operation and financial stability.

Even though this is a cost savings, the disposal of our material to these manufacturers are still a significant cost of operations.

We are now in the process of setting up our own process manufacturing facility in Ridgefield, Washington. We have leased a 21,000 square foot warehouse from the Port of Ridgefield and have began to set up a machine we have leased to turn our raw scrap sheetrock into a saleable form of gypsum to be sold as a soil amendment.  In October and November of 2007, the company sold over 149 tons of this product which we purchased from another like source processing facility.  The company's management feels that these sales solidify its belief in our business plan and will be able to sell all of the product that we can produce. Our sales force is working with several distributors of gypsum to sell our product.

There are however, risks associated with setting up our facility. We will need to apply to The City of Ridgefield, WA for a permit to set up and operate our machinery. If we do not meet certain requirements, such as engineering on our equipment and its installation, and clean air control specifications, we may not ever be able to use our processor. This would severely limit our growth and have a major impact on our business plan.

The State and City will also monitor our operation for safety items and dust control to meet clean air standards.  Any items of non-compliance could also stop our operation in Ridgefield.

Several State Agencies will also monitor and test the production of our product as its intended use is for agricultural land. If our product becomes contaminated or for any reason does not meet numerous required chemical standards, any one of the Agencies could also stop us from selling our product.

We may not be able to continue our business…..page 9

Question 11:  Revise to quantify your current and near term cash needs.

Response 11:  We have revised this risk factor to add the following:  To continue our operation, as we currently are, fund our expansion into Portland, and set up our manufacturing facility, we envision needing to use approximately $100,000 of the money we have set aside in CD's at the Bank of America over the 1st quarter of 2008. We also will need to be able to secure leases for additional equipment to support the expanded operations. If, at this time we are not producing and selling product, the company would potentially need to scale back its operation to preserve cash.

We rely upon key personnel…page 10

Question 12: Please disclose the minimum time Mr. Mendes and Mr. Guimont will devote to your company.  In addition, specify if they are bound by employment agreements.

Response 12:  We have added an additional disclosure with regard to lack of employment contract and the amount of time each individual is able to devote to the company.

No ruling from Internal Revenue Service, page 12
State income tax consequences, page 12

Financial Statements, page 13
Loss of investment upon dissolution of company, page 13

Question 13: Please state the risks and the adverse consequences of the risks in the risk factor subheading.  In addition, revise to eliminate repetition.  We note in this regard that the second risk factor on page 11 and the last risk factor on page 9 appear to discuss the same risk.

Response 13:  We have revised and/or eliminated these risk factors as well as repetitive and/or vague risk factors.

Use of Proceeds

Question 14: You state on page 14 that “proceeds from the resale of your common stock will be used to pay the costs of general overhead expense.”  However, on page 15, you state that you will not receive any proceeds from the resale.  You also state on page 25 that your sources of capital are the proceeds from the resale of the common stock.  Please carefully revise the disclosure throughout to reconcile the discrepancies.

Response 14:  We have revised our disclosures to reconcile discrepancies.

Question 15: Please clarify how the $2.94 million net proceeds will be used, indicating the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold.  See Item 504 of Regulation S-B.  In addition, clearly quantify the proceeds to be received by you, rather than the gross proceeds of all stock being sold.

Response 15: After the approximate $60,000 cost associated with this Registration Statement, the intended use, projected amounts, and priority of use for any amounts generated form the sale of stock would be as follows:

Approximately $100,000 will be used to pay costs of general overhead expenses, consulting, and management fees. Approximately $250,000 would be used to secure other equipment needs for our operation in Ridgefield, including a front-end loader, fuel storage containers, and trailers to transport the processed product, ecology blocks to set up a storage area to accept scrap drywall from other companies, a truck scale, and other miscellaneous items. Approximately $75,000 will be used to establish the marketing and sales force required to sell the new product we will offer and expand our operation into Oregon.  Approximately $400,000 would be used to support and fund the expansion of our operation into Oregon, which would include general overhead, office personnel, office and yard leases, and money needed to support cash flow requirements.

Approximately $1,500,000 would then be used to purchase much of the equipments we now lease including trucks and our processing machine in order to dramatically reduce our monthly overhead expense for these items.  Any additional money generated in excess of this would be used to expand into other markets.

Determination of Offering Price, page 14

Question 16:  You disclose that the price is primarily determined by your capital requirements.  Please discuss your capital requirements in relation to the price of your shares.  Further, on page 18, you state that the offering price is also based on the nature and capital structure of your company, the experience of your directors and the market conditions for the sale of equity securities in similar companies.  Please elaborate on these factors in greater detail and discuss how these factors help determine the price of your shares.

Response 16:  Determination of Offering Price has been revised to reflect the following:

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was arbitrarily determined.  The offering price was determined by the price that shares were sold to certain of our shareholders in our private placement in May 2007, i.e., $0.75 per share, and the progress we have determined that we have made as a company since our private placement.  The offering price of the shares of our common stock has been determined arbitrarily by us and does not bear any relationship to our book value, assets, operating results, financial condition or any other established criteria of value.

Dilution, Page 14

Question 17:  Please disclose the information required by Items 506 (a) and (b) of Regulation S-B and add risk factor disclosure about dilution to be experienced by purchasers in this offering.

Response 17:  This information has been added and revised to comply with Items 506 (a) and (b) of Regulation S-B to include risk factor disclosures about dilution purchasers may experience in this offering (please see page 20 and page 21 of the SB-2(A) attached.

Plan of Distribution and Selling Security Holders, page 15

Question 18: Please identify the natural persons who control any selling shareholder that is a non-public entity.

Response 18:  Each investor whom has purchased shares of our common stocks are either individuals and/or small business owners.  There are no controlling persons over any selling shareholders.

Directors, Executive Officers, Promoters and Control Persons, page 19

Question 19: Please provide dates of employment for each place of employment and revise to eliminate marketing language.  For example, revise to remove reference to Mr. Mendes’ “wealth of experience” and instead detail the actual experience.

Response 19: Dates of employment have been provided and “marketing language” has been eliminated.

Description of Business, page 24

Question 20: Please discuss whether you are dependent on one or a few major customers.  If so, please also discuss the dependence as a material risk factor.  See Item 101(a)(6) of Regulation S-B.

Response 20: Once established in a new market, we work diligently on developing a broad customer base. In the calendar year 2007, the company did approximately $2,952,246 in billed gross revenue. Of that total amount, our largest customer did less than 5%, and our top ten customers combined, did a total of less than 31%. We work hard to continue our business relationship with all of our customers, but the loss of any one of our larger customers would not have a material adverse effect on the company's survival. In total, we generated revenue from over 230 different companies in 2007.

Question 21: We note that you haul the scrap product to several drywall manufacturers in the Northwest Region and they then process and recycle the material.  Please clarify that you do not receive compensation from the manufacturers for the scrap products and you pay a significant amount of fee to the manufacturers.

Response 21: The cost to dispose of this material to the manufacturers is a significant cost of revenue to us and is paid to a recycling company that has a contract with them to do such.

Question 22:  We note that you plan to start operations in Oregon on January 1, 2008.  Please discuss your operations in Oregon.

Response 22:  We have revised this within our Registration Statement to indicate start of operations in Oregon during the first quarter of 2008.  Our business model in Oregon will be similar to that in Washington. To that end, we have signed leases on trucks to use to start our operation, have set up our dispatch control center to accommodate Oregon, including the use of a GPS system in every truck, designated an area at our Ridgefield, WA facility to park our trucks (Ridgefield is within 25 miles of the Portland, OR city center), and have had our sales force make initial contact with the largest potential customers and numerous smaller drywall companies within the state of Oregon.  We also have established a business relationship with a recycling company in Oregon that has two yards which we can unload our smaller trucks when full of scrap before we load and haul to a manufacturer or back to our own warehouse to process the material once we are operational.  At this time, we have yet to secure any large customers in Oregon.

Question 23: You state that DRS identifies and targets the largest drywall contractors in a region to establish a base of revenue before moving in and setting up operations.  Please clarify what you mean by “base of revenue” and how you establish a base of revenue with the targeted drywall contractors.  Also discuss the size and the location of the regions you target.

Response 23:  DRS will attempt to identify the largest drywall contractors in a region by contacting the local drywall supply houses to determine whether we should start doing business in that area. We will then have one of our salespersons make initial sales calls to determine whether we believe that we can establish a reasonable amount of revenue to support our operation. Some larger drywall contractors that we are currently working with in Washington state also work in several regions and may use our services as well.  Further, we plan to target areas on the West Coast before considering moving east.

Question 24: Identify the largest drywall contractors in Washington and Oregon that you have established a “base of revenue.”  Disclose the material terms of any agreement, such as fee or revenue sharing.  File the agreements as material exhibits.

Response 24:  Our ten largest customers in 2007 were Lee's Drywall, Premier Construction, Interior Services, Camwest Tylers Creek LLC, Collins Drywall, Masters Touch, American Heritage, Proline Construction, RC Enterprises, and Redhawk Construction, Inc. We do not have contracts or written agreements with any of these customers.  All customers currently are billed on a per job basis.

In Oregon, we have started the process of identifying and contacting the largest drywall contractors in the Portland area. The larger companies that we have targeted are Western Partitions, Anning Johnson, A to Z Interiors, DNH Interiors, Westside Drywall, and S & S Drywall.

Question 25: Disclose information required by Item 101(c) of Regulation S-B regarding reports to security holders.

Response 25:   Information pursuant to Item 101(c) of Regulation S-B has been added to the SB-2 Registration Statement.

Market Competition, page 26

Question 26:  We note your reference to industry information, such as “gypsum wallboard is the second largest contributor of residential construction waste and the largest contributor in the commercial sector by weight.”  Please revise throughout the document to either identify the sources of the general references you make or revise to attribute the information to the company, based on its own research. Finally, please be advised that you must provide consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost.

Response 26:  The market for drywall scrapping in the United States is very large, but also dependent upon national economic forces, regional economies, and the number of housing starts.  On a national scale during the ten year period from 1996 to 2005, an average of over 1,350,000 single family homes were built annually ("Housing Facts, Figures and Trends" produced by NAHB Public Affairs & NAHB Economics, May 2007, page 3). The average finished area of homes built in the US was over 2,300 square feet ("Housing Facts, Figures and Trends" produced by NAHB Public Affairs & NAHB Economics, May 2007, page 13).  A standard multiplier commonly used in the drywall industry to determine the amount of square footage of drywall used in a home is 3.5 times the homes floor square footage    Therefore, a 2,300 square foot house would use about 8,050 square feet of drywall (2,300 x 3.5). At an average of 20% waste (another common industry average used but also supported by our own research), would create approximately 1,610 square feet of scrap (8,050 x 20%). At a weight of 1.6 pounds per square foot for 1/2" drywall, this would equate to about 2,576 pounds of scrap per house (1,610 x 1.6), or approximately 1.288 tons. If 1,350,000 homes were built in a year and 1.288 tons were scrapped from each home, then approximately 1,738,800 tons of scrap would be generated. This does not include drywall that may be used in garages, in multifamily buildings, or in commercial and office buildings.

Question 27:  Revise to support the basis that “the opportunities for revenue growth are enormous” or “the dump rates can be a considerable cost of operations.”  Please note that you must have a reasonable basis for projections included within your disclosure.  Please tell us and disclose the basis for projecting a revenue potential of $291,464,750 for national residential single family homes or delete this disclosure.  See Item 10(d) of Regulation S-B.

Response 27:  This question has been revised.

Question 28: You state that DRS “has developed a competitive edge by disposing of its material through its return to manufacturer operation to make new gypsum wallboard.”  This appears contradictory to the statement on page 27 where you indicate “there is a significant cost to the disposal of the product we collect; we take the drywall scrap to a manufacturer of new product, and … a Washington State approved recycling center, both for a fee.”  Please reconcile or explain how you have a competitive edge.

Response 28:  Even though there is a significant cost to the disposal of the material we pick up, DRS has established a competitive edge though our pricing structure with the recycling company where our smaller trucks dump our product and, through their return, to manufacturer operation to make new gypsum wallboard. Our price structure is lower than our competition due to the volume of business that we do and in the fact that we have our own trucks to haul the drywall scrap from this facility to the manufacturer with our own leased equipment. Many of our competitors simply take the scrap they collect directly to a dump facility, which has rates that are substantially higher than what we pay.

We are also in the final stages of completing the set up of the machine we have leased to process our own material, which would lower our disposal cost. Even though there are several potential uses for our product, we have chosen to target the agriculture industry and market our recycled material as a soil amendment.

Question 29:  We note in the MD&A section that you plan to process the scrap sheet rock for animal bedding, oil amendment, flea powder, and absorption agent. Please discuss in greater detail the status of the development of each product and any need for government approval of the products, other than soil amendments approved by Washington State. See Item 101(a)(8) of Regulation S-B.

Response 29:  We are assuming you are referring to Item 101(b) (and not (a)) 8 of Regulation S-B. We have decided to concentrate on recycling the gypsum into a soil amendment at this time, and have revised our SB-2 Registration Statement to reflect same.

Question 30:  Please discuss the effect of existing or probable governmental regulations on your business and the costs and effects of compliance with environmental laws.  See Items 101(a) (9) and (11) of Regulation S-B.

Response 30:  We again assume you are referring to Items 101(b)(9) and (11) of Regulation S-B and not Items 101(a)(9) and (11) and explain as follows:

We have been approved by all necessary Washington State and Oregon State governmental agencies. We will be subject to State agency inspections in order to continue operating our machine, which will include, but will not be limited to, the testing of our product and the control of dust that will be generated.  Failure to stay in compliance could result in a State agency stopping our operation and therefore having a material effect on our company.  The administrative costs associated with maintaining our license are minimal; however, a cease operation by a state agency and/or the possibility and potential of new state requirements to make changes to our facility could substantially affect our operations.

Management’s Discussion and Analysis, page 27

Question 31: We note your plans of developing new products mentioned in the last paragraph on page 27.  Please provide greater details on your strategy to implement the plans, the timeline, a summary of any product research and development, any expected purchase or sale of plant and equipment, and any expected significant changes in the number of employees.

Response 31:  In addition to leasing and setting up our processing machine and air handling system, we will also need to lease a front-end loader, fuel storage containers, and trailers to deliver our product.  Two additional employees will be needed to operate the machine.

Question 32: You disclose that you have $170,000 in cash reserve and you project that this money will be sufficient to enable you to achieve the above business model and allow you to become profitable.  This appears to contradict the risk factor on page 9 where you state that you may not be able to continue your business plan without additional financing.  Please reconcile.

Response 32:  If there are delays, unexpected cost overruns in setting up the operation, or a failure to sell the majority of our product, these funds may not be enough to continue operating as planned.  These funds also may not be enough to support the cash flow requirements needed as our revenue base increases.

Question 33: We note that your current disclosure focuses on your business model and plan of operation.  In light of the fact that you have had revenues from operations in the period presented in the financial statements, we believe you should provide a discussion of the Company’s financial condition, changes in financial condition and results of operations for each of the period presented as required by Item 303(b) of Regulation SB.  Your discussion should include disclosure of the significant components of costs of revenues and general and administrative expenses and should disclose the reasons for any changes that have occurred from inception November 17, 2006 through June 30, 2007.  Also, since you have included the interim financial statements for the quarter ended September 30, 2007, you should include a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since June 30, 2007.  You should also disclose internal and external sources of liquidity, and any material commitments for capital expenditures and the expected sources of funds for such expenditures.  See Item 303 of Regulation SB.

Response 33:  We have added an analysis to the body of the SB-2(A) with an analysis of financial conditions and sources of liquidity.

Question 34:  We note from your disclosures on page 17 and elsewhere in the filing that subsequent to September 30, 2007, you issued 100,000 shares of common stock.  Please revise your disclosure in MD&A to discuss the nature of these transactions in which shares were issued for cash and services.  Your response and revised disclosure should also discuss how you valued the shares issued for services rendered.

Response 34:  Subsequent to September 30, 2007, the company issued 100,001 shares of its common stock to the following individuals: Andrew H. Beebe, 66,667 shares and Steven J. King, 13,334 shares. The nature of the issuing of these aforementioned shares was by cash payment at a price of $0.75 per share and under the same terms and conditions as all other investors who purchased their shares for cash.  Both Andrew H. Beebe and Steven J. King were contacted directly by either Daniel Mendes or George Guimont and were/are known personally and professionally by both directors. The other 20,000 shares of common stock were issued, in conjunction with standard, acceptable legal fees, to the company’s legal counsel, Sharon D. Mitchell, for legal services rendered.

Certain Relationships and Related Transactions, page 30

Question 35: We note from Note 11 of the financial statements that the company had sales revenues from the drywall companies that are owned by your management and shareholders.  Please disclose the information required by Item 404(a).  Please also disclose the Item 404(a) information for the rental agreements with George Guimont and the consulting service agreement with Daniel Guimont.  Please clarify to us whether this agreement is the same agreement disclosed in Note 12 of the financial statement.  Finally, please file the rental agreements and consulting agreements as material exhibits.

Response 35: George Guimont owns "Living Homes Construction" which did $13,238.00 in business with DRS in 2007, and Daniel Mendes is 50% owner and Vice-President of "Redhawk Construction Inc." which did $59,571.39 in business with DRS in 2007. Other shareholders that we do business with, and the amount of billed revenue worth of business that they did with us in the calendar year 2007, are: Terry McKormick, owner of Proline Construction: $66,582.22; Collins Drywall: $100,492.00; Jon Ravsten, owner of RDC: $32,471.21; Steve King, owner of Floater & Company: $28,795.14; and Aaron Guimont, owner of AM Texturing: $2,636.07.  DRS performed drywall scrapping services for each of these companies which generated our source of revenue.

Additionally, we have attached the lease agreements to the SB-2 as an exhibit.  Currently, we have one written consulting agreement with Daniel Guimont (please see Exhibit 10.4).

Question 36: Please provide the information regarding promoters and control persons as required by Item 404(c) of Regulation S-B.

Response 36:  We did not utilize promoters with regard to raising money through our private placement memorandum.  Each investor was contacted directly by either Daniel Mendes, or Dan Guimont.  Each investor was either a friend, family or a close business associate of the aforementioned.

Other Expenses of Issuance and Distribution, page 35

Question 37: Given the magnitude of the line item identified as “Miscellaneous expenses,” please modify your disclosure to specifically identify the larger items that you intend to pay with this amount.

Response 37:  This section has been revised to reflect a more accurate depiction of what our expenses have been and are.

Executive Compensation, page 49

Question 38: Please conform the summary compensation table to include all items specified in 402(b) of Regulation S-B.  The salary should be presented on an annual basis.  Further, the period covered should be for the last completed fiscal year.

Response 38:  The summary compensation table has been revised to conform with all items specified in Item 402(b) of Regulation S-B.

Audited Financial Statements

Question 39: We note that your presentation of the financial statements assumes you are a development state enterprise.  Please note that paragraph 8 of SFAS No. 7 defines a development state enterprise as one that either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue therefrom.  In light of the fact that it appears you have commenced principal operations and you are generating significant revenue from these operations, it appears you should no longer be considered a development-stage enterprise.   In this regard, we believe you should revise your financial statements to remove the development state company referenced at the top of each financial statement and the notes to the financial statements.  Also, please revise the caption “retained deficit during development stage” on the balance sheet to read “retained deficit,” and “accumulated deficit during development stage” on the statement of changes in shareholders’ equity to read “accumulated deficit.”  Your interim financial statements as of September 30, 2007, should be similarly revised.  Alternatively, you may explain to us the reasons why believe you are a development state enterprise during the periods presented in the financial statements.”

Response 39: We have deleted references to our being a development stage company.

Question 40: We note that your financial statements are presented from an inception date of November 17, 2006.  In light of your disclosure on your website that the company was previously operated as DRS Inc., a Washington state corporation since January 2006, please clarify for us when the company was initially formed and began operations.

Response 40:  Our inception date was November 2006, and not January 2006. The former company was incorporated in January 2006, but was closed, torn down and filed as closed with the state of Washington on November 29, 2006.  During the time the previous company was operating prior to our inception in November 2006, it was a fully operating and viable company which was owned by others and in which Daniel Mendes and George Guimont had no interest.

Question 41: Please revise your notes to disclose your fiscal year end.

Response 41: Please see the added wording to Note 1.  Additionally, our fiscal year ends for DRS Inc. on June 30.

Note 6. Issuance of Common Stock and Warrants, page F-11

Question 42: We note your disclosure that in November 2006, you issued 14,0000 shares of common stock to the officers of the Company for service rendered and recorded a salary expense of $10,800,000.  In light of the significant amount of compensation and the Company’s history, as operations had commenced in November 2006, please tell us whether the service period covered by the issuance of such shares of stock extends beyond June 30, 2007.  If so, compensation expense should be recorded ratably over the entire service period.  Also, please tell us if there are any restrictions or conditions (market, service or performance) on the shares of stock issued.  See guidance in SFAS No. 123R.  We may have further comment upon receipt of your response.

Response 42:  The common shares for compensation do not extend beyond June 30, 2007.  The shares of stock are restricted shares.

Question 43: We note your disclosure that you issued 3,094,932 warrants to purchase common stock in connection with the stock offering.  Please revise to disclose the terms and exercise price of each separate issuance of warrants.

Response 43:  Please see the added wording in Note 6 in the June 30, 2007, financial statements and Note 4 in the September 30, 2007, financial statements.

Note 11. Related Party Transactions, page F-14

Question 44: We note your disclosure that the Company had sales revenues of $38, 979 from companies that were owned by the Company’s management and shareholders.  Please disclose in the notes to the financial statements if any of the accounts receivable balance as of June 30, 2007, or September 30, 2007, includes amounts due to related parties.

Response 44:  Please see the added wording to Note 11 at June 30, 2007.

Unaudited Interim Financial Statements for the Three Months Ended
 September 30, 2007

Question 45: According to Note 4 on page F-23, you disclose 3,214,932 warrants to purchase shares of your common stock were outstanding as of September 30, 2007; however, your disclosures on pages 3 and 30 indicate that an aggregate of 3,361,600 warrants to purchase shares of your common stock are currently outstanding.  In this regard, please revise your notes to the financial statements to disclose the nature and terms of the warrants issued subsequent to the most recent interim period.

Response 45:  Pages 3 and 30 have been revised to conform to the financial statement Note 4 at September 30, 2007.

Consolidated Statements of Operations, page F-17

Question 46: We note that salaries and benefits recorded for the three months ended September 30, 2007, were $58,500.  Please tell us the amount, if any, of executive officer compensation expense in this amount.  If no amounts related to executive compensation were recognized during the three months ended September 30, 2007, please explain why.  Please note that the financial statements should reflect reasonable compensation levels.  See SAB Topic 1:B:1.  Please advise or revise accordingly.

Response 46:  The $58,500 represents salary to the officers of the company.

Other

Question 47: The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

Response 47:  The financial statements have been updated through September 30, 2007, and we are currently updating the statements through December 31, 2007.

Question 48: Provide a currently dated consent from the independent public accountant in the amendment.

Response 48:  Please see attached updated consent letter.

Part II
Recent Sales of Unregistered Securities, Part 11- Section 2

Question 49: Please disclose the warrants you sold in the private placements.

Response 49: Please see response number 50 below.

Question 50: As to securities sold for cash, please state the total offering price.  As to securities sold otherwise for cash, state both the nature and aggregate amount of consideration received by the registrant. For instance, you issued securities to Sharon Mitchell and Stuart Carson for services provided; you should disclose the aggregate amount of consideration/services by the registrant.  See Item 701(c) of Regulation S-B.

Response 50:  During the initial private offering of our common stock, occurring in the months of December 2006, through July 2007, the company issued 3,214,932 warrants with the option to purchase stock at a reduced price following the effectiveness of this Registration Statement and exercisable within a certain period.  During the months of November and December 2007, an additional 146,668 warrants were issued to investors under the same restrictions as the previous warrants.  No shares were issued to Stuart Carson.

A list of current warrant holders and options are incorporated into this SB-2 Registration Statement by reference and as an exhibit.

Question 51: Please clarify which rule of Regulation D you claim exemption and the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.  In addition, we note your disclosure on page 36 that sales were made to persons “known personally by the officers and directors or were introduced to the officers and directors by those well known to the officers and directors.”  Please confirm that sales were made without the use of general solicitation.

Response 51:  Pursuant to Item 701(d) of Regulation S-K, we are relying on Rule 506 under Regulation D and claim exemption under that same rule for our sale of common stock with our private placement memorandum.  Accordingly, we did not use general solicitation or advertising to market our securities; we sold to only up to 35 non-accredited investors and the rest to accredited investors.  All had sufficient knowledge and experience in financial and business matters and were capable of evaluating the merits and risks of an investment in our company.  Each investor was contacted directly by Daniel Mendes or Daniel Guimont, and was known to the aforementioned as friends, family or business associates.  Documents were made available for review to all investors in our private placement memorandum.

Signatures

Question 52:  Please have your officers sign in the capacity of principal executive officer, principal financial officer and principal accounting officer.

Response 52:  I am uncertain why our officers would sign in the capacity of the above-referenced designators, when they are not so designated.

Legality Opinion

Question 53: Please revise your legality opinion to include the 3,361,600 shares underlying the warrants.

Response 53:  Please see revised legal opinion submitted by counsel as exhibit 5.1, to include the 3,361,600 shares underlying issued warrants.

Question 54: Please revise the legality opinion to indicate that the counsel opine on the legality of the securities under the laws of Nevada.

Response 54:  Please see revised legal opinion submitted by counsel as exhibit 5.1, as well as a Certificate of Good standing as exhibit 3.3 with regard to the legality of the securities under the laws of Nevada.

Additionally, on December 14, 2007, at a meeting held by the Board of Directors, terms for executing warrant options were amended from the original terms. These changes are currently reflected in the SB-2(A) and the minutes from that meeting are added as Exhibit 10.3 to the SB-2(A).

Finally, in our previous submission, we indicated we had $170,000 on cash reserves in CD’s at Bank of America.  We recently cashed in $70,000 of that reserve for operating capital and to pay for expenses occurred to set up our processing machine in Ridgefield, Oregon.  Our amended SB-2 reflects this change in available reserves held in CD’s in Bank of America.

Again, I thank you for you expeditious review of our Registration Statement and for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell
Attorney at Law
(248) 515-6035
(760) 369-3350 (fax)